U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25             SEC FILE NO. 0-19972
                                                          CUSIP NO. 105658 10 8
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:    June 1, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

Full Name of Registrant:                    Brauns Fashions Corporation

Address of Principal Executive Office:

2400 Xenium Lane North
Plymouth, Minnesota 55441


PART II--RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.



                          BRAUN'S FASHIONS CORPORATION
                              SEC FILE NO. 0-19972

PART III--NARRATIVE

Braun's Fashions Corporation (The "Company") is a Minneapolis-based regional retailer of women's specialty apparel which operates through its wholly owned subsidiary, Braun's Fashions, Inc. ("BFI"). As of May 1, 1996, the Company operated a chain of 221 stores utilizing two distinct retail formats under the names "Brauns" (205 stores) and "Gigi" (16 stores) in 22 states in the Midwest and Pacific Northwest. The Company's stores offer coordinated assortments of moderately priced sportswear, sweaters, dresses and accessories.

On July 2, 1996, Braun's Fashions Corporation, a Delaware corporation, together with its wholly-owned operating subsidiary, Brauns Fashions, Inc. (collectively, the "Registrant") filed in the United States Bankruptcy Court for the District of Delaware a petition for reorganization under Chapter 11 of title 11 of the United States Code, Case Number 96- 1030(HSB) (the "Chapter 11 Filing"). The Registrant is managing its business as debtor-in-possession subject to Court approval for certain actions of the Registrant.

The Company is focusing significant resources in connection with the Chapter 11 Filing. The Company is attempting to complete its filing requirements with the Securities and Exchange Commission as soon as practicable. Accordingly, the Company has filed this Form 12b-25 for an extension with the Securities and Exchange Commission and intends to file its Form 10-Q within the next 15 days.


PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Stephen W.  Clark              (612)               551-5106
         -----------------              -----               --------
             (Name)                  (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ ] Yes     [X ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                           Brauns Fashions Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    July 15,1996

By: ______________________
    Stephen W.  Clark
    Vice President and
    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).